RSE INNOVATION, LLC

46 Howard Street, Suite 215

New York, NY 10013

January 21, 2025

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Cara Wirth

Re:RSE Innovation, LLC
Offering Statement on Form 1-A
Filed January 10, 2025

           File No. 024-12554

Ladies and Gentlemen:

We respectfully request that the above referenced Offering Statement on Form 1-A for RSE Innovation, LLC, a Delaware series limited liability company, be declared qualified by the Securities and Exchange Commission at 4:30 p.m., Eastern Time, on Thursday, January 23, 2025, or as soon thereafter as practicable.

We request that we be notified of such qualification by a telephone call or email to Max Niederste-Ostholt, at 212-729-3820 or max@rallyrd.com.

Very truly yours,

/s/ Chris Bruno

Chief Executive Officer & President of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Innovation Manager, LLC,

the Managing Member of RSE Innovation, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Timothy W. Gregg, Esq., Maynard Nexsen PC